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                                  UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           CASTLE DENTAL CENTERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK $.000001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14844P105
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                 David S. Lobel
                       Sentinel Capital Partners II, L.P.
                          777 Third Avenue, 32nd floor
                               New York, NY 10017
                                 (212) 688-3100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                              Frederick Tanne, Esq.
                                Kirkland & Ellis
                              200 E. Randolph Drive
                             Chicago, Illinois 60601
                                 (312) 861-2000


                                  May 15, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages

------------------                                           -------------------
CUSIP No. ________                   13D                     Page 2 of 13 Pages
------------------                                           -------------------


1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               Sentinel Capital Partners II, L.P.
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                               [ ]

--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------



              NUMBER OF         7  SOLE VOTING POWER
               SHARES                      0
            BENEFICIALLY        ------------------------------------------------
              OWNED BY
                EACH            8  SHARED VOTING POWER
              REPORTING                    194,761,601(1)
               PERSON           ------------------------------------------------
                WITH
                                9  SOLE DISPOSITIVE POWER
                                            0
                                ------------------------------------------------

                                10 SHARED DISPOSITIVE POWER

                                           115,418,061(2)
                                ------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               194,761,601(1)
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               96.9%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON (See Instructions)

               PN
--------------------------------------------------------------------------------

--------------
(1) Sentinel Capital Partners II, L.P. may be deemed a member of a "group" with General Electric Capital Corporation, Midwest Mezzanine Fund II, L.P. and certain of its affiliates, James M. Usdan, Thomas Fitzpatrick and John M. Slack for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended, because of the existence of an agreement amongst Sentinel Capital Partners II, L.P. and such parties listed in this sentence to vote their shares of capital stock of the Issuer in favor of certain designees to the Issuer's board of directors. The Reporting Persons in this Schedule 13D disclaim beneficial ownership of (i) 35,602,366 of such shares, which shares are held in the name of General Electric Capital Corporation, (ii) 22,678,609 of such shares, which shares are held in the name of Midwest Mezzanine Fund II, L.P., (iii) 17,363,176 of such shares, which shares are held in the name of James M. Usdan, (iv) 2,400,635 of such shares, which shares are held in the name of Thomas Fitzpatrick and (v) 1,298,754 of such shares, which shares are held in the name of John M. Slack. Sentinel Capital Partners II, L.P. is including the foregoing as shares beneficially owned because of the existence of an agreement amongst General Electric Capital Corporation, Sentinel Capital Partners II, L.P., Midwest Mezzanine Fund II, L.P., James M. Usdan, Thomas Fitzpatrick and John M. Slack to vote their shares of capital stock of the Issuer in favor of certain designees to the Issuer's board of directors. Please see Items 3, 4, 5 and 6 below for additional explanation.

(2) These shares are held in the name of Sentinel Capital Partners II, L.P., and shared dispositive power is being disclosed solely because of the affiliation of Sentinel Capital Partners II, L.P. with its direct and indirect owners.

------------------                                           -------------------
CUSIP No. ________                   13D                     Page 3 of 13 Pages
------------------                                           -------------------


1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               Sentinel Partners II, L.P.
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                               [ ]

--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------



              NUMBER OF         7  SOLE VOTING POWER
               SHARES                      0
            BENEFICIALLY        ------------------------------------------------
              OWNED BY
                EACH            8  SHARED VOTING POWER
              REPORTING                    194,761,601
               PERSON           ------------------------------------------------
                WITH
                                9  SOLE DISPOSITIVE POWER
                                            0
                                ------------------------------------------------

                                10 SHARED DISPOSITIVE POWER

                                           115,418,061
                                ------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               194,761,601
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               96.9%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON (See Instructions)

               PN
--------------------------------------------------------------------------------

------------------                                           -------------------
CUSIP No. ________                   13D                     Page 4 of 13 Pages
------------------                                           -------------------


1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               Sentinel Managing Company II, LLC
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                               [ ]

--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------



              NUMBER OF         7  SOLE VOTING POWER
               SHARES                      0
            BENEFICIALLY        ------------------------------------------------
              OWNED BY
                EACH            8  SHARED VOTING POWER
              REPORTING                    194,761,601
               PERSON           ------------------------------------------------
                WITH
                                9  SOLE DISPOSITIVE POWER
                                            0
                                ------------------------------------------------

                                10 SHARED DISPOSITIVE POWER

                                           115,418,061
                                ------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               194,761,601
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               96.9%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON (See Instructions)

               OO
--------------------------------------------------------------------------------

------------------                                           -------------------
CUSIP No. ________                   13D                     Page 5 of 13 Pages
------------------                                           -------------------


1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               David S. Lobel
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                               [ ]

--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------



              NUMBER OF         7  SOLE VOTING POWER
               SHARES                      0
            BENEFICIALLY        ------------------------------------------------
              OWNED BY
                EACH            8  SHARED VOTING POWER
              REPORTING                    194,761,601
               PERSON           ------------------------------------------------
                WITH
                                9  SOLE DISPOSITIVE POWER
                                            0
                                ------------------------------------------------

                                10 SHARED DISPOSITIVE POWER

                                           115,418,061
                                ------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               194,761,601
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               96.9%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

         ITEM 1. SECURITY AND ISSUER.

         The class of equity security to which this Statement relates is the common stock, par value $0.000001 per share (the "Common Stock"), of Castle Dental Centers, Inc., a Delaware corporation (sometimes referred to herein as "Issuer" or "Castle"). The principal executive offices of Castle are located at 3701 Kirby Drive, Suite 550, Houston, TX 77098. This Statement is being filed jointly by each of the Reporting Persons identified in Item 2 below. The joint filing agreement of the Reporting Persons is attached at Exhibit 1. Sentinel Capital Partners II, L.P. and certain of its affiliates ("Sentinel") may be deemed to be a member of a "group" with, General Electric Capital Corporation ("GE Capital"), Midwest Mezzanine Fund II, L.P., a Delaware limited partnership and certain of its affiliates ("Midwest"), James M. Usdan ("Usdan"), Thomas Fitzpatrick ("Fitzpatrick") and John M. Slack ("Slack") for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended. Sentinal understands that each of GE Capital, Midwest, Usdan, Fitzpatrick and Slack (i) has made or will make an amendment to its separate Schedule 13D filing with respect to the shares of Common Stock owned beneficially by such person or (ii) has filed or will file a Schedule 13D with respect to the shares of Common Stock owned beneficially by each such person.

         ITEM 2. IDENTITY AND BACKGROUND.

         Sentinel Capital Partners II, L.P. ("Sentinel Capital") is a Delaware limited partnership. The principal business of Sentinel Capital is investments and acquisitions of middle market companies. Sentinel Partners II, L.P. ("Sentinel Partners") is a Delaware limited partnership. The principal business of Sentinel Partners is to act as general partner of Sentinel Capital. Sentinel Managing Company II, LLC ("SCM") is a Delaware limited liability company. The principal business of SCM is to act as general partner of Sentinel Partners. David S. Lobel, a United States citizen, is the managing member of SCM. Mr. Lobel has dispositive and voting control of SCM. Mr. Lobel's principal occupation is manager of Sentinel Capital.

         The principal business address of each of Sentinel Capital, Sentinel Partners, SCM and David S. Lobel is 777 Third Avenue, 32nd floor, New York, NY 10017. None of the Reporting Persons is required to disclose legal proceedings pursuant to either Item 2(d) or Item 2(e).

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 15, 2003, GE Capital, Sentinel, Midwest, Usdan, Fitzpatrick, Slack and Castle, entered into a Preferred Stock and Subordinated Note Purchase Agreement (the "Series B Purchase Agreement") whereby Castle issued to (a) GE Capital, 5,644 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock") in exchange for GE Capital's (i) senior subordinated convertible promissory note issued on July 19, 2002 which, as of May 15, 2003 had a balance of principal and interest in an amount equal to $564,430, and (ii) a stock purchase warrant issued on July 19, 2002 exercisable for shares of Common Stock; (b) Sentinel, 55,386 shares of Series B Preferred Stock in exchange for $5,538,600 in cash and a Subordinated Promissory Note (a "Note") having a principal amount of $6,461,700 for a purchase price equal to $6,461,700; (c) Midwest, 5,644 shares of Series B Preferred Stock in exchange for Midwest's (i) senior subordinated convertible promissory note issued on July 19, 2002 which, as of May 15, 2003 had a balance of principal and interest in an amount equal to $564,430, and (ii) a stock purchase warrant issued on July 19, 2002 exercisable for shares of Common Stock; (d) Usdan, (A) 8,022 shares of Series B Preferred Stock in exchange for (i) $12,000 in cash, (ii) Usdan's senior subordinated convertible promissory note issued on July 19, 2002 which, as of May 15, 2003 had a balance of principal and interest in an amount equal to $790,203 and (iii) Usdan's stock purchase warrant issued on July 19, 2002 exercisable for shares of Common Stock, and (B) a Note having a principal amount of $14,000, for a purchase price of $14,000; (e) Fitzpatrick, 1,152 shares of Series B Preferred Stock in exchange for $115,200 in cash and a Note having a principal amount of $134,400 for a purchase price equal to $134,400; and (f) Slack, 462 shares of Series B Preferred Stock in exchange for $46,200 in

                               Page 6 of 13 Pages
cash and a Note having a principal amount of $53,900 for a purchase price equal to $53,900. The convertible securities acquired pursuant to the terms of the Series B Purchase Agreement are convertible into the following number of shares of Castle's Common Stock: (i) GE Capital, 11,761,447 shares of Common Stock,
(ii) Midwest, 11,761,447 shares of Common Stock, (iii) Sentinel, 115,418,061 shares of Common Stock, (vi) Usdan, 16,716,926 shares of Common Stock, (v) Fitzpatrick, 2,400,635 shares of Common Stock and (vi) Slack, 962,754 shares of Common Stock.

         In addition to the foregoing, Castle shall issue to up to 2,880 shares of Series B Preferred Stock for an aggregate purchase price of $288,000 in cash and Notes in the aggregate principal amount of up to $336,000 to various persons and/or entities acceptable to Castle and Sentinel (the "Additional Purchasers"); provided that all of such shares and/or Notes not purchased by September 30, 2003 by the Additional Purchasers shall be purchased by Sentinel. As a condition to the Additional Purchasers' purchase of the securities listed above, such purchasers shall be required to become a party to the 2003 Stockholders Agreement (as defined below) and thus be subject to all of its terms and conditions.

         Pursuant to the transactions contemplated by the Series B Purchase Agreement, (i) the Certificate of Designations, Rights and Preferences of the Series B Convertible Preferred Stock of Castle (the "Series B Certificate of Designation") provides that the holders of the Series B Preferred Stock shall have the exclusive right to elect four (4) persons to Castle's board of directors (the "Board of Directors"), which constitutes a majority of the Board of Directors (the "Series B Director Seats") and (ii) Castle, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack entered into a Stockholders Agreement, dated as of May 15, 2003 (the "2003 Stockholders Agreement").

         Pursuant to the 2003 Stockholders Agreement, the parties agreed (A) that they would each vote all voting securities over which such party has control to: (i) to fill all of the Series B Director Seats with those persons designated by Sentinel; (ii) to elect Castle's Chief Executive Officer (the "CEO") to the Board of Directors; and (iii) to fill the remaining seats of the Board of Directors with those persons designated by a majority of the capital stock held by GE Capital, Midwest and Usdan and (B) in the event that the Board of Directors and Sentinel approve a sale of Castle, each of the other parties thereto have agreed to consent to and raise no objections to such sale.

         Lastly, in connection with the acquisition of the Series B Preferred Stock, GE Capital, Midwest, Sentinel, Castle, Usdan, Fitzpatrick and Slack entered into a Registration Rights Agreement, dated as of May 15, 2003 (the "Registration Rights Agreement") which provides, among other things, for certain "demand registration" and "piggyback registration" rights with respect to the convertible securities held by the parties to such agreement, all in accordance with the terms and conditions contained therein.

         References to, and descriptions of, the Series B Purchase Agreement, the Series B Certificate of Designation, the Registration Rights Agreement and the 2003 Stockholders Agreement and the transactions contemplated thereby as set forth herein are qualified in their entirety by reference to the copies of the Series B Purchase Agreement, the Series B Certificate of Designation, the Registration Rights Agreement and the 2003 Stockholders Agreement, respectively, included as Exhibits 2, 3, 4 and 5, respectively, to this Statement, and are incorporated herein in their entirety where such references and descriptions appear.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 4. PURPOSE OF TRANSACTION.

         Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

                               Page 7 of 13 Pages

         (a) - (c) Not applicable.

         (d) Pursuant to (i) the Certificate of Designations, Rights and Preferences of Series A-1 Convertible Preferred Stock and Series A-2 Convertible Preferred Stock of Castle (the "Series A Certificate of Designation") the holders of Castle's Series A-1 Preferred Stock and Series A-2 Preferred Stock vote together with the holders of the Common Stock on all matters submitted to a vote of the stockholders of Castle, and have the number of votes per share of Series A Preferred Stock equal to 182.7 shares of Common Stock (subject to adjustment pursuant to the terms provided therein) and (ii) the Series B Certificate of Designation, the holders of the Series B Preferred Stock vote together with the holders of the Common Stock on all matters submitted to a vote of the stockholders of Castle (including election of directors that are not elected pursuant to the class vote described below), and have the number of votes per share of Series B Preferred Stock equal to 2,083.9 shares of Common Stock (subject to adjustment pursuant to the terms provided therein). In addition, pursuant to the transactions contemplated by the Series B Purchase Agreement (i) the Series B Certificate of Designation provides that the holders of the Series B Preferred Stock shall have the exclusive right to elect four (4) persons to the Board of Directors (which constitutes a majority of the Board of Directors), and (ii) the Series A Certificate of Designation is going to be amended (the "Series A Amendment") to eliminate the right of holders of the Series A-1 Preferred Stock to elect a majority of the Board of Directors.

         Pursuant to the 2003 Stockholders Agreement, each of GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack agreed to take all actions necessary at any time and from time to time so as to cause the Board of Directors to be established at seven (7) persons (provided that the Board of Directors may be enlarged upon the affirmative written consent of the holders of a majority of the capital stock held by Sentinel). Furthermore, the parties agreed that they would each vote all voting securities over which such party has control to: (i) to fill all of the Series B Director Seats with those persons designated by Sentinel; (ii) to elect the CEO to the Board of Directors; and
(iii) to fill the remaining seats of the Board of Directors with those persons designated by a majority of the capital stock held by GE Capital, Midwest and Usdan. Accordingly, Paul G. Kreie resigned as a Director of Castle effective 10 days after the filing of Castle's Information Statement, at which time David S. Lobel, Fitzpatrick, and Paul F. Murphy will be appointed to the Board of Directors.

         (e) The Series B Preferred Stock was created by the filing of the Series B Certificate of Designation. The issuance of Series B Preferred Stock increased the number of shares outstanding on a fully diluted as if converted basis by 159,021,270 shares of Common Stock. Pursuant to the Series B Purchase Agreement, Castle covenants and agrees to file an amendment with the Secretary of State of Delaware to increase the number of authorized shares of Common Stock to 250,000,000 (the "Authorized Share Amendment") within 21 days following the mailing of an Information Statement to the stockholders of Castle.

         (f) Not applicable.

         (g) On May 15, 2003, the Series B Certificate of Designation was filed with the Secretary of the State of Delaware providing that, among other things, the holders of the Series B Preferred Stock have the right to elect four (4) persons to the Board of Directors (which will constitute a majority of the Board of Directors). The filing of the Series A Amendment and the Authorized Share Amendment will have the effect, among other things, of giving the Series A-1 Preferred Stock anti-dilution rights, eliminating the right of the holders of Series A-1 Preferred Stock to control the election of a majority of the Board of Directors and increasing the number of shares of Common Stock to 250,000,000. In addition, the 2003 Stockholders Agreement provides that as long as Sentinel and/or its affiliates hold a majority of the shares of Common Stock (on a fully diluted as if converted basis) issued to it on May 15, 2003, (i) Sentinel has the right to name a majority of the directors of Castle and (ii) Sentinel has the right to approve certain

                               Page 8 of 13 Pages
material actions by Castle, including, but not limited to, issuances of capital stock, declaration of dividends, a change of control, amendment of Castle's senior credit facilities, including material indebtedness, and acquisitions.

         (h)-(i) Not applicable.

         (j) Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) As a result of the consummation of the transactions contemplated by the Series B Purchase Agreement, (i) the Reporting Persons may be deemed to be the beneficial owners of the 115,418,061 shares of Common Stock issuable upon conversion of the Series B Preferred Stock (the "Sentinel Shares"), which represent 57.4% of the shares of Common Stock; (ii) Midwest is the beneficial owner of the 22,678,609 shares of Common Stock issuable upon the conversion of the Series A-1 Preferred Stock and the Series B Preferred Stock held by Midwest (the "Midwest Shares"), which represent 11.3% of the shares of Common Stock; (iii) GE Capital is the beneficial owner of the 35,602,366 shares of Common Stock issuable upon conversion of the Series A-1 Preferred Stock and the Series B Preferred Stock and exercise of the Bank Warrant (and subsequent conversion of the Series A-2 Preferred Stock issuable upon exercise of the Bank Warrant) currently held by GE Capital (the "GE Shares"), which represent 17.7% of the shares of Common Stock; (iv) Usdan is the beneficial owner of 17,363,176 shares of Common Stock issuable upon the conversion of the Series A-1 Preferred Stock and Series B Preferred Stock held by Usdan, the exercise of currently vested options for 556,250 shares of Common Stock and 90,000 shares of Common Stock held by Usdan (the "Usdan Shares"), which represent 8.6% of the shares of Common Stock; (v) Fitzpatrick is the beneficial owner of 2,400,635 shares of Common Stock issuable upon the exercise of Series B Preferred Stock held by Fitzpatrick (the "Fitzpatrick Shares"), which represent 1.2% of the shares of Common Stock; and (vi) Slack is the beneficial owner of 1,298,754 shares of Common Stock issuable upon the conversion of the Series B Preferred Stock held by Slack, the exercise of currently exercisable vested options for 321,500 shares of Common Stock held by Slack, and 14,500 shares of Common Stock held by Slack (the "Slack Shares"), which represent 0.6% of the shares of Common Stock. Collectively, the 194,761,601 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons, Midwest, GE Capital, Usdan, Fitzpatrick and Slack represent 96.9% of the shares of Common Stock. All of the above ownership percentages are based on the 6,312,706 shares of Common Stock issued and outstanding as of May 15, 2003 (other than the shares of Common Stock included in the Usdan Shares and the Slack Shares), the Midwest Shares, the GE Shares, the Sentinel Shares, the Usdan Shares, the Fitzpatrick Shares and the Slack Shares. Based upon the terms of the 2003 Stockholders Agreement, Sentinel may be deemed to have shared power to vote the shares of Common Stock beneficially owned by Midwest, GE Capital, Usdan, Fitzpatrick and Slack with respect to those matters described in Item 4 above. However, Sentinel (i) is not entitled to any other rights with respect to any securities issued by Castle and held by Midwest, GE Capital, Usdan, Fitzpatrick and Slack, including any right to dispose of or direct the disposition of any such shares, and (ii) disclaims any beneficial ownership of the securities issued by Castle and held in the name of Midwest, GE Capital, Usdan, Fitzpatrick and Slack.

                               Page 9 of 13 Pages

         (c) To the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past sixty (60) days by any person named pursuant to Item 2.

         (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement that are the subject of the Series B Purchase Agreement.

         (e) Inapplicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Issuer and Sentinel also entered into a Management Agreement, dated May 15, 2003 ("Management Agreement") in connection with Sentinel's acquisition of securities pursuant to the Series B Purchase Agreement. Unless earlier terminated by the parties, the Management Agreement will remain in effect as long as Sentinel owns capital stock of the Issuer. The Management Agreement obligates Sentinel to provide strategic financial planning, advisory and consulting services related to the selection of independent auditors, legal counsel and investment bankers, as well as other consulting services. In the event that Sentinel provides financial advisory services related to acquisitions and divestitures, hiring of executive personnel, refinancings, or sales of stock, Sentinel will be entitled to additional compensation.

        The Management Agreement required the Issuer to pay Sentinel a $485,000 consulting fee, plus expenses, in connection with the acquisition of securities pursuant to the Series B Purchase Agreement. The annual consulting fee payable to Sentinel pursuant to the Management Agreement is $275,000. The consulting fee increases to $300,000 per year after the date that the Issuer's EBITDA (as defined in the Credit Agreement, dated May 15, 2003, among the Issuer, GE Capital and the other parties named therein) exceeds $10 million for the preceding twelve months. If Sentinel holds less than 50% of the shares of Common Stock held by Sentinel on a fully diluted basis as of the date of the Management Agreement, the fees payable to Sentinel will be prorated based on the number of fully diluted shares of Common Stock held by Sentinel on such date.

        Pursuant to the terms of 2003 Stockholders Agreement, GE Capital, Midwest, Usdan, Fitzpatrick and Slack agreed to permit each other to participate (on a pro rata basis) in sales of their respective shares of Castle capital stock, subject to certain specific enumerated exceptions to the right to "tag along" in such dispositions. Furthermore, the 2003 Stockholders Agreement provides that (A) in the event that the Board of Directors and Sentinel approve a sale of Castle, the stockholders party thereto have agreed to consent to and raise no objections to such sale, and if such sale is structured as a sale of capital stock, the stockholders party thereto have agreed to sell their shares in such approved sale with Sentinel and all other holders being entitled to receive proceeds of such sale as if Castle had sold all of its assets and liquidated and distributed the remainder of its assets to its capital stockholders and (B) in the event Castle proposes to sell and issue any new securities, the stockholders party thereto shall have a right of first refusal to purchase any such new securities which Castle may, from time to time, propose to sell and issue.

         Lastly, pursuant to the 2003 Stockholders Agreement, each of GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack agreed to take all actions necessary at any time and from time to time including, but not limited to, the voting of their shares of stock of Castle, the execution of written consents, and the attending of meetings in person or by proxy so as to elect to the Board of Directors (i) those persons designated by Sentinel to fill the Series B Director Seats; (ii) the CEO; and (iii) the remaining directors with those persons designated by a majority of the capital stock held by GE Capital, Midwest and Usdan. Accordingly, Paul G. Kreie has resigned as a Director of Castle effective 10 days after the filing of the Castle's Information Statement, at which time David S. Lobel, Fitzpatrick, and Paul F. Murphy will be appointed to the Board of Directors. A copy of the 2003 Stockholders Agreement is filed as
Exhibit 5 to this Statement and is incorporated by reference herein.

         Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Schedule 13D Joint Filing Agreement, dated May 27, 2003, by and among Sentinel Capital, Sentinel Partners, SMC and David S. Lobel.

         Exhibit 2 - Preferred Stock and Subordinated Note Purchase Agreement, dated as of May 15, 2003, by and among Castle, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack.

                              Page 10 of 13 Pages

         Exhibit 3 - Certificate of Designations, Rights and Preferences of the Series B Convertible Preferred Stock.

         Exhibit 4 - Registration Rights Agreement, dated as of May 15, 2003, by and among Castle, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack.

         Exhibit 5 - Stockholders Agreement, dated as of May 15, 2003, by and among Castle, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack.

         Exhibit 6 - Management Agreement, dated as of May 15, 2003, between Castle and Sentinel.

         Exhibit 7 - Credit Agreement dated as of May 15, 2003 among Castle, Castle Dental Centers of Florida, Inc., Castle Dental Centers of Tennessee, Inc., Castle Texas Holdings, Inc., Castle Dental Centers of Texas, Inc., CDC of California, Inc., the lenders party thereto, and GE Capital, as agent for the Lenders.

                              Page 11 of 13 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  June 2, 2003


                                   SENTINEL CAPITAL PARTNERS II, L.P.
                                   By       Sentinel Partners II, L.P.
                                   Its:     General Partner

                                   By:      Sentinel Managing Company II, LLC
                                   Its:     General Partner


                                   By:      /s/ David S. Lobel
                                            ----------------------------------
                                            Name:  David S. Lobel
                                            Title:  Managing Member

                                   SENTINEL PARTNERS II, L.P.

                                   By:      Sentinel Managing Company II, LLC
                                   Its:     General Partner


                                   By:      /s/ David S. Lobel
                                            ----------------------------------
                                            Name:  David S. Lobel
                                            Title:  Managing Member

                                   SENTINEL MANAGING COMPANY II, LLC

                                   By:      /s/ David S. Lobel
                                            ----------------------------------
                                            Name:  David S. Lobel
                                            Title:  Managing Member

                                   /s/ David S. Lobel
                                   ----------------------------------
                                   David S. Lobel

                              Page 12 of 13 Pages

                                  EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION
   1                 Joint Filing Agreement, dated as of the date hereof by and among Sentinel Capital, Sentinel Partners, SMC and David S.
                     Lobel.*

   2 Preferred Stock and Subordinated Note Purchase Agreement, dated as of May 15, 2003, by and among Castle, GE Capital, Midwest, Sentinel, Usdan, Fitzpatrick and Slack.
                     (previously filed by Heller Financial Inc.)

   3                 Certificate of Designations, Rights and Preferences of the
                     Series B Convertible Preferred Stock. (previously filed by
                     Heller Financial Inc.)

   4 Registration Rights Agreement, dated as of May 15, 2003, by and among Castle, GE Capital, Midwest, Sentinel, Usdan,
                     Fitzpatrick and Slack. (previously filed by Heller
                     Financial Inc.)

   5 Stockholders Agreement, dated as of May 15, 2003, by and among Castle, GE Capital, Midwest, Sentinel, Usdan,
                     Fitzpatrick and Slack. (previously filed by Heller
                     Financial Inc.)

   6                 Management Agreement, dated as of May 15, 2003, between
                     Castle and Sentinel (incorporated by reference to Exhibit
                     10.6 of Castle's 8-K dated May 15, 2003).

   7                 Credit Agreement dated as of May 15, 2003 among Castle,
                     Castle Dental Centers of Florida, Inc., Castle Dental
                     Centers of Tennessee, Inc., Castle Texas Holdings, Inc.,
                     Castle Dental Centers of Texas, Inc., CDC of California,
                     Inc., the lenders party thereto, and GE Capital, as agent for the Lenders (incorporated by reference to Exhibit 10.1 of Castle's 8-K dated May 15, 2003).


*Filed herewith









                              Page 13 of 13 Pages